September 20, 2018

QTA: TSX VENTURE
QTRRF :OTCQB International

QUATERRA GRANTS STOCK OPTIONS

VANCOUVER, B.C. — Quaterra Resources Inc. (the “Company”) today announced that it has granted 2,570,000 incentive stock options to 22 directors, officers, employees and consultants pursuant to the Company’s stock option plan. The options are exercisable at a price of $0.06 per share for a period of five years and are subject to the policies of the TSX Venture Exchange.

Company also announced that it has completed a second tranche of its previously announced private placement of 10% convertible debentures of the Company (the “Convertible Debentures”) for an additional C$50,000, bringing the total proceeds of the financing to US$968,000 (C$1,273,000). See the Company’s news release dated August 29 for additional information on the financing. A member of the Board of Directors participated in the final tranche.

On behalf of the Board of Directors,
Thomas Patton, Chairman & CEO
Quaterra Resources Inc.

For more information please contact:
Karen Robertson, Corporate Communications, 778-898-0057.
email: info@quaterra.com
website: www.quaterra.com

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.